UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Monster Worldwide, Inc.

(Name of Subject Company (Issuer))

Merlin Global Acquisition, Inc.

(Offeror)

a wholly-owned subsidiary of

Randstad North America, Inc.

(Parent of Offeror)

a wholly-owned subsidiary of

Randstad Holding nv

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.001 PAR VALUE	611742107
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Jay P. Ferguson, Jr.

Chief Legal Officer

Randstad North America, Inc.

3625 Cumberland Blvd., Suite 600

Atlanta, GA 30339

(770) 937-7112

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of Filing Persons)

Copies to:

R. Kenneth Boehner, Esq.

Joel May, Esq.

Jones Day

1420 Peachtree Street, Suite 800

Atlanta, Georgia 30309

(404) 581-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$414,770,086.80	$ 41,767.35

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 121,991,202 shares of common stock, $0.001 par value per share, of Monster Worldwide, Inc. (the “Shares”), which is the estimated maximum number of Shares that may be acquired in this tender offer (representing (i) 89,071,628 Shares issued and outstanding (including restricted Shares); (ii) up to 25,110,292 Shares issuable pursuant to outstanding 3.50% Convertible Senior Notes due 2019 of Monster Worldwide, Inc. (the “Notes”), to the extent the Notes may be converted into Shares in accordance with their terms; (iii) up to 60,816 Shares issuable upon the exercise of outstanding options; and (iv) up to 7,748,466 Shares issuable upon the vesting of outstanding restricted stock units and performance Shares (assuming “target” performance for each applicable performance measure)), multiplied by (b) the offer price of $3.40 per Share. The foregoing share figures have been provided by the issuer to the offerors and are as of September 1, 2016, the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $100.70 per $1,000,000 of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid Form of Registration No.:	$41,767.35 Schedule TO	Filing Party: Merlin Global Acquisition, Inc. and Randstad North America, Inc. Date Filed: September 6, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on September 6, 2016 with the Securities and Exchange Commission (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer (the “Offer”) by Merlin Global Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Randstad North America, Inc., a Delaware corporation (“Parent”) and a wholly-owned subsidiary of Randstad Holding nv (“Holding”), to purchase any and all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Monster Worldwide, Inc., a Delaware corporation (“Monster”), at a price of $3.40 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 6, 2016 (the “Offer to Purchase”) and in the related Letter of Transmittal which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 15 — “Certain Legal Matters; Regulatory Approvals — Antitrust Compliance” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph immediately after the last paragraph of such subsection:

“On October 26, 2016, Randstad Holding nv received merger control clearance from the European Commission for the proposed acquisition of Monster. The approval by the European Commission was the last regulatory approval required with respect to the Offer. Accordingly, the Antitrust Condition has been satisfied.”

The press release announcing the European Commission’s approval is filed herewith as Exhibit (a)(5)(J).

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(J)    Press Release issued by Holding on October 26, 2016

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2016

RANDSTAD HOLDING NV

By:	/s/ Jacques van den Broek
Jacques van den Broek
Chief Executive Officer

RANDSTAD NORTH AMERICA, INC.

By:	/s/ Linda Galipeau
Linda Galipeau
Chief Executive Officer

MERLIN GLOBAL ACQUISITION, INC.

By:	/s/ Linda Galipeau
Linda Galipeau
President

EXHIBIT INDEX

(a)(5)(J)     Press Release issued by Holding on October 26, 2016